

Mail Stop 3561

June 22, 2018

Mark Jenkins
Chief Financial Officer
Carvana Co.
1930 W. Rio Salado Parkway
Tempe, Arizona 85281

> **Re:** **Carvana Co.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed March 6, 2018**
> **File No. 1-38073**

Dear Mr. Jenkins:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 49

Contractual Obligations and Commitments, page 70

1. It appears your table of contractual obligations excludes rent payments due under the DriveTime Lease Agreement that are contingent upon your utilization of the leased assets. Please revise the table, or provide footnote disclosure, to disclose, if true, that these rent payments are excluded and disclose the estimated obligation to be recognized under the agreement. Refer to Item 303(a)(5) of Regulation S-K and footnote 46 of SEC Interpretative Release No. 34-48960.

Mark Jenkins
Carvana Co.
June 22, 2018
Page 2

<u>Report of Independent Registered Public Accounting Firm, page 75</u>

2. Please explain to us why your auditor did not refer to and report on Schedule II – Valuation and Qualifying Accounts. Please refer to AS 2701: Auditing Supplemental Information Accompanying Audited Financial Statements.

<u>Consolidated Statements of Operations, page 77</u>

3. Please explain to us why net loss attributable to non-controlling interests and net loss attributable to Class A common stockholders is not consistent with the disclosure in Note 11. Please note that this comment also relates to Form 10-Q for the quarterly period ended March 31, 2018.

<u>Note 8 – Stockholders' Equity</u>

<u>Convertible Preferred Stock, page 98</u>

4. Please disclose the aggregate and per-share amounts of arrearages in cumulative preferred dividends in future filings. Refer to ASC 505-10-50-5.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Paul Breaux
    General Counsel